P.O. Box 2600

Valley Forge, PA 19482

Lauren_ryan@vanguard.com

via electronic filing

March 19, 2025

Lisa N. Larkin, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Vanguard Malvern Funds (the “Trust”)
File No. 33-23444
Post-Effective Amendment No. 94

Dear Ms. Larkin,

This letter responds to your comments provided on February 27, 2025, to the above referenced post- effective amendment that was filed with the Commission on January 10, 2025. In this letter, Vanguard Short Duration Bond ETF, a new series of the Trust, will be referred to as the “Fund.”

Vanguard Short Duration Bond ETF

Comment 1:	ETF Summary – Principal Investment Strategies
Comment:	The Staff notes that in the Principal Investment Strategies section, it appears that the Fund will invest significantly in securities below investment grade. Given the liquidity profile of these investments, please explain how the Fund determined that its investment strategy is appropriate for the open-end structure. Your response should include information concerning the relevant factors referenced in the release adopting Rule 22e-4 under the Investment Company Act of 1940. Your response may also include general market data on the types of investments the
Fund intends to hold. See Investment Company Liquidity Risk Management
Programs (ICA Release No. 32315, Oct 13, 2016, pp. 154-55.)
Response:	The Fund invests mainly in investment grade rated bonds, which include fixed income securities such as corporate bonds; U.S. Treasury obligations and other
U.S. government and agency securities; and asset-backed, mortgage-backed, and mortgage-related securities. The reference to a limit of 25% in non-investment grade bonds is intended to disclose the credit quality parameter range for the
Fund’s investable universe to help investors understand the degree to which the
Fund can seek opportunities in below investment grade rated securities when market conditions and opportunities arise.
As an open-end fund, the Fund considers the liquidity of such bonds in managing liquidity risk. As part of this assessment, the Fund adheres to the requirements of
Rule 22e-4, including the limitations around concentration of ownership of
“illiquid” assets. We have in place a robust liquidity risk management program and
1

P.O. Box 2600

Valley Forge, PA 19482

Lauren_ryan@vanguard.com

related policies and procedures that provide for assessing the liquidity of fixed income securities and which includes procedures for monitoring compliance with the 15% restriction relating to illiquid securities. As a general matter, we do not believe that a non-investment-grade credit rating automatically confers “illiquid”
status on fixed income securities, but rather is one factor to consider in assessing liquidity.
Comment 2:	ETF Summary – Principal Investment Strategy
Comment:	The Staff notes that in the Principal Investment Strategies section, the disclosure states that “[u]nder normal circumstances, the Fund will invest at least 80% of its assets in bonds…”. In accordance with Rule 35d-1, please disclose whether this references net assets plus borrowing or define net assets to include borrowing.
Response:	The disclosure has been revised accordingly.
Comment 3:	ETF Summary – Principal Investment Strategy
Comment:	The Staff notes that in the Principal Investment Strategies section, the disclosure states that “[t]he Fund’s average portfolio duration will normally range between x to x years.” While the term “duration” is not subject to Rule 35d-1, please confirm the upper limit of the average portfolio duration will be less than 3 years to align the name of the Fund with the acceptable ranges.
Response:	The target average portfolio duration for the Fund under normal market conditions is expected to be under three years, but may range from 1 to 4 years under certain market conditions. We believe the duration as stated is appropriate for the name of the fund and not misleading.
Comment 4:	ETF Summary – Principal Risks
Comment:	The Staff	notes that in the Principal
	disclosure	includes Structured Products
“structured products” in the strategy.

Investment Risks section, the Fund’s Risk. Please consider using the term

Response:	The disclosure has been revised accordingly.
Comment 5:	More on the Fund and ETF Shares – Market Exposure
Comment:	Please review the order of the risks in the summary of the Principal Investment
Risks in comparison to the Principal Risks section and consider alignment.
Response:	The disclosure has been revised accordingly.
Comment 6:	More on the Fund and ETF Shares – Market Exposure
Comment:	The Staff notes that in the Principal Investment Risks section, the Fund’s disclosure includes Structured Products risk and information. Please consider adding to the summary details of the types of structured products the fund may invest in.
2

P.O. Box 2600
Valley Forge, PA 19482
Lauren_ryan@vanguard.com
Response:	The Principal Investment Strategies disclosure has been enhanced to include the types of structured products the Fund may invest in.
Comment 7:	More on the Fund and ETF Shares – Market Exposure
Comment:	The Staff notes with regard to Geopolitical and Sanctions risk, if this risk will be a principal risk of the Fund, please add applicable disclosure in the summary section.
Response:	We confirm Geopolitical and Sanctions risk is not a principal risk of this Fund.
Comment 8:	More on the Fund and ETF Shares – Market Exposure
Comment:	With regard to Derivatives Risk and Counterparty Risk, please consider alignment of these risks in the summary of the Principal Investment Risks and Principal
Investment Risks section.
Response:	The disclosure has been revised accordingly.
Comment 9:	More on the Fund and ETF Shares – Security Selection
Comment:	The Staff notes the Securities Selection section lists types of securities (i.e.
preferred stocks and convertible securities) that were not the disclosed in the summary of the Principal Investment Risks. If any of these will be principal investments of the Fund, please add applicable disclosure in the summary section.
Response:	We confirm the principal investments of the Fund have been disclosed in the summary section.
Comment 10:	More on the Fund and ETF Shares – Other Investment Policies and Risks
Comment:	The Staff notes that Derivatives Risk is disclosed under Other Investment Policies and Risks. Please clarify the disclosure as to whether this is a Principal Investment
Risk of the Fund.
Response:	The disclosure has been revised accordingly.

Please contact me at lauren_ryan@vanguard.com with any questions or comments regarding the above responses.

Sincerely,

/s/ Lauren Ryan

Lauren Ryan

Assistant General Counsel

The Vanguard Group, Inc.

3